KokiCare, Inc.

26716 Via Colina

Stevenson Ranch, CA 91381

January 19th, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington DC 20549

Attn.: Gabriel Eckstein

Re: KokiCare, Inc.

Registration Statement on Form S-1

Filed October 1, 2015

File No. 333-207220

Request for Acceleration of Effectiveness

Dear Sir/Madam:

This acceleration request replaces the request submitted on January 14, 2016.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, KokiCare, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-207220), as amended (the “Registration Statement”), so that it may become effective at 9.00 a.m. Eastern Daylight Time on January 22, 2016 or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to the undersigned at (661) 753-6330.

Sincerely,

/s/Jason Lane

Jason Lane

Chief Executive Officer